UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40875

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **L.O. Thomas & Co., Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

2106 New Road - Suite A6

(No. and Street)

Linwood	**NJ**	**08821**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W Risley Jr President / CCO - 609-927-4044

                                                    (Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus CPA

(Name – if individual, state last, first, middle name)

PO Box 2555	**Hamilton Square**	**NJ**	**08690**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Amended 5/2/18.

OATH OR AFFIRMATION

I, __John W Risley__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __L.O. Thomas & Co., Inc.__ , as of __December 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions

ALBERT J. CHEVALIER JR.
NOTARY PUBLIC OF
ATLANTIC COUNTY
STATE OF NEW JERESY
I.D. NO: 2410753
EXPIRES: JULY 25, 2021

Notary Public

Signature

President/CCO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L.O. Thomas & Co., Inc.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2018

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

<u>Report of Independent Registered Public Accounting Firm</u>

To: The Board of Directors and Stockholder of
L.O. Thomas & Co., Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of L.O. Thomas & Co., Inc. as of December 31, 2018, and the related statements of operations, changes in members' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of L.O. Thomas & Co., Inc. as of December 31, 2018 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of L.O. Thomas & Co., Inc. 's management. My responsibility is to express an opinion on L.O. Thomas & Co., Inc. 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to L.O. Thomas & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of L.O. Thomas & Co., Inc. 's financial statements.

The supplemental information is the responsibility of L.O. Thomas & Co., Inc. 's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as L.O. Thomas & Co., Inc. auditor since 2016.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 26, 2019

Restated: Note 2 & Note 11
April 29, 2019

L.O. Thomas & Co., Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Current Assets		
Cash	$	40,509
Commissions receivable		17,975
Prepaid expenses		11,857
Fixed assets, office equipment net of accumulated		319
depreciation of 24,814		
Total Assets		70,660

LIABILITIES & STOCKHOLDER EQUITY

Liabilities		
Current Liabilities		
Accounts payable & accrued expenses	$	14,191
Commissions payable		8,178
Income tax payable		3,425
Total Liabilities		25,794
<u>Stockholder Equity</u>		
Common Stock, no par value, 1,000 shares		30,000
authorized 100 issued and outstanding		
Additional paid-in-capital		5,900
Accumulated Equity		8,966
Total Stockholder Equity		44,866
TOTAL LIABILITIES & STOCKHOLDER EQUITY	$	70,660

"See accompanying notes to financial statements"

1

L.O. Thomas & Co., Inc.

Statement of Operations

For the Year Ended December 31, 2018

REVENUES

Commissions, net of clearing fees	$	289,425
Mutual fund and 12b-1 fees		721,016
Other revenue		664,499
Interest income		2
Total Revenues		1,674,942

EXPENSES

Commissions	1,317,307
Occupancy	23,738
Compensation and benefits	37,250
Regulatory fees	20,283
Legal and professional	13,693
Technology and communication	16,192
General and administrative	61,394
Travel and entertainment	8,032
Depreciation	79
Total Expenses	1,497,968
Income before income tax	176,974
Income tax	2,300

Net Income	$	174,674

"See accompanying notes to financial Statements."

2

L.O. Thomas & Co., Inc.

Statement of Changes in Stockholder Equity

Year Ended December 31, 2018

	Common Stock		Additional Paid-in Capital	Accumulated (Deficit)	Total Stockholder Equity
	Shares	Amount			
Balance, December 31, 2017	100	$ 30,000	$ 5,900	$ (9,951)	$ 25,949
Net Income				174,674	174,674
Distributions paid to shareholder				(155,757)	(155,757)
Balance, December 31, 2018	100	$ 30,000	$ 5,900	$ 8,966	$ 44,866

L.O. Thomas & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	174,674
Adjustments to Reconcile Net income to Net Cash Provided By Operating Activities:		
Depreciation Expense		79
(Increase) Decrease in:		
Commissions receivable		24,195
Prepaid expenses		(1,754)
Increase (Decrease) in:		
Accounts payable and accrued expenses		2,613
Commissions payable		(21,091)
Income tax payable		25
Net cash provided by Operating Activities		178,741
Cash Flows From Investing Activities		
Cash Flows From Financing Activities		
Distribution paid to shareholder		(155,757)
Net cash used in Financing Activities		(155,757)
Net cash Increase for the period		22,984
Cash at beginning of period		17,525
Cash at end of period	$	40,509
Supplemental Disclosure of Cash Flow Information:		
Taxes Paid	$	2,300

"See accompanying notes to financial statements."

3

Note 1- Organization and Nature of Business

L.O. Thomas & Co., Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (" FINRA") and the Securities Investor Protection Corporation ("SIPC"). The transactions are disclosed on a fully disclosed basis with other broker-dealers. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

The Company is registered and conducts business form their office located in Linwood, New Jersey, and is registered to conduct business in other states. The Company's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market business and individuals.

Note 2 - Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the accompanying financial statements include a 100% allowance on a loan receivable.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2018 Cash is held at a major financial institution and is insured by the Federal Deposit Insurance Corporation.

(d) Commissions - Restated

The commission based revenue is recorded on a settlement date basis. Securities transactions, underlying the commissions, are also recorded on a settlement date basis.

(d) Commissions - Restated

In accordance with FASB ASC Topic 606 revenue is required to be recognized as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2018. This new standard is not expected to have a material impact on the company's financial statements.

(e) Office Equipment

Office equipment is stated at cost. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair cost are expensed as incurl-ed. Depreciation has been computed using the straight-line methods for financial statement reporting and various accelerated method allowable for income tax purposes. The cost and related accumulated depreciation of propel ly and equipment retired or disposed of are removed from the accounts and the resulting gains or losses are reflected in income.

(f) Commissions receivable

Commissions receivable have been adjusted for all known uncollectible accounts. An allowance for doubtful accounts is not provided since, in the opinion of management all amounts recorded on the books are deemed collectible.

(g) Accounts Payable

Accounts payable consist of all operating liabilities that can be matched to the pel'iod the goods or services were incurred.

(h) Income Taxes

The Company elected to be taxed for Federal and New Jersey state income tax purposes as an S Corporation. Under this structure, the shareholder is liable for any Federal or State income tax due. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company's tax returns and the amount of income or loss allocable to the shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholder could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the shareholder and the resulting balances in the shareholders' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

(h) Income Taxes - continued

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2018. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2013.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2018.

(i)   Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by F ASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
> *Level 2.* Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

(i) Fair Value Hierarchy – continued

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value"

(j) Advertising and Marketing

Advertising and marketing costs in the amount of $1,472.02 are expensed as incurred,

(k) General and Administrative Expenses

General and administrative costs are expensed as incurred.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $28,080, which was $23,080 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .91857 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption.

Note 4 – Concentrations

Concentration of Cash
The Company maintains its cash at one financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2018. As of December 31, 2018, there were no cash balances held in any accounts that were not fully insured.

Concentration of Clearing Broker
The Company uses one clearing broker for all clearing services. At December 31, 2018 commission's receivable of $17,975 was due from this broker.

The Company received revenue from three funds resulting in revenues exceeding ten percent of the Companies total revenues.

Note 5 - Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Note 6 - Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-l(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2018 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2018 or during the year then ended except as discussed below.

From time to time the Company and its stockholders are the subject of litigation, inquiries from Regulatory Agencies and arbitration claims. On November 7, 2018 a customer filed an arbitration claim against the Company, its chief compliance officer and primary principle and against the customers' account representative seeking certain specified damages. No wrong doing against the Company or its chief compliance officer has been alleged in the complaint. The Company has denied all of the material allegations contained in the complaint and intends to vigorously contest this claim. An unfavorable outcome, based upon monetary damages sought could have a material impact on the Company's net capital. No provision for any settlement has been included in these financial statements.

Note 7 - Related Party Transactions

The Company leases office space from its sole stockholder under a month to month operating lease. The lease requires monthly payments of $1,800 with the lease to continue at the same rate on a year-to-year basis. The Company made lease payments of $21,600 to the stockholder during the year. It is anticipated that in the normal course of business, leases that expire will be renewed or replaced with similar leases.

In addition, the Company paid the stockholder a salary in the amount of $37,250 and reimbursed the stockholder for various travel and overhead expenses.

Note 8 - Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2018 the Company had implemented such policies and procedures.

Note 9 - Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3☐3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customer's".

Note 10 - Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 26, 2019 and April 29, 2019 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Note 11 – New Accounting Standards Not Yet Adopted

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 31, 2018. A lessee will be required to recognize on the balance sheet, the assets and liabilities for leases with lease terms of more than 12 months. Management has assessed the potential impact of accounting standards that have been issued, but not yet effective, and have determined that no such standards are expected to have a material impact to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2018

L.O. Thomas & Co., Inc.
COMPUTATION OF NET CAPITAL
Year Ended December 31, 2018

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total ownership equity from Statement of Financial Condition		$ 44,866
Deduct ownership equity not allowable for Net Capital		0
Total ownership equity qualified for net capital Total Credits		44,866
Add:		
Liabilities sunordinated to claims of general creditors allowable		
In computation of net capital		0
Other (deductions) or allowable liabilities		0
Total Debits		0.
Total capital and allowable subordinated liabilities		44,866
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition		(16,786)
Net Capital before haircuts on securities positions		28,080
Haircuts on securities (computed, where applicable, pursuant to 13c301(f):		0
Net Capital		$ 28,080
CAPITAL REQUIREMENTS		
6 2/3 % of aggregate indebtedness		$ 1,719
Minimum capital requirement		5,000
Net capital in excess of requirements		$ 23,080

	Ratio of Aggregate Indebtedness to	
	Net Capital	.9186 to 1

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2018)

Net Capital, as reported in Company's Part II unaudited Focus Report		$ 28,080
Net Capital, per above		28,080
Difference		$ -

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2018.

L.O. Thomas & Co., Inc.

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED December 31, 2018

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by L.O. Thomas & Co., Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

L.O. Thomas & Co., Inc.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2018

"EXEMPT UNDER 15c3-3(k)(2)(ii)

Pursuant to rule 15c 3-3 relating to possession or control requirements, L.O. Thomas & Co., Inc.
has not engaged in the clearing or trading of any securities and did not hold customer funds or
securities during the year ended December 31, 2018 and therefore is claiming exemption to this
schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital
requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholder of
L.O. Thomas & Co., Inc.

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) L.O. Thomas & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which L.O. Thomas & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii), (the "exemption provisions") and (2) L.O. Thomas & Co., Inc. stated that L.O. Thomas & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. L.O. Thomas & Co., Inc. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about L.O. Thomas & Co., Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 26, 2019

Restated
April 29, 2019

L.O. Thomas & Co., Inc.

Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2018

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

L.O. Thomas & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal period without exception.

L.O. Thomas & Co., Inc.

I, John W. Risley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

John W. Risley

Title: CEO



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Submitted By: jjr8
Submitted Date: Thu May 02 15:47:26 EDT 2019

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Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BOX Options Exchange, LLC

Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc.

Cboe Exchange Inc., Cboe C2 Exchange, Inc.

Cboe EDGA Exchange Inc., Cboe EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

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Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC

New York Stock Exchange, Inc., NYSE Arca, Inc., NYSE American, LLC

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Comments:

Firm made no disclosure as to impact of the adoption of new accounting standard (ASC 606), Revenues from Contracts with Customers. The new standard became effective in January 2018. Please discuss this matter with your auditor and re-file your Annual Audit.

Name of Auditor*: MICHAEL T. REMUS

PCAOB #*: 3598

Auditor Address - Street*: 100 HORIZON CENTER BLVD

City*: HAMILTON SQUARE

State*: NJ

Zip Code*: 08690

Auditor Main Phone Number*: 609-540-1751

Lead Audit Partner Name*: MICHAEL T. REMUS

Lead Audit Partner Direct Phone Number*: 609-540-1751

Lead Audit Partner Email Address*: mtremus@optonline.net

FYE: 2018-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

⊙ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* 2018audit.pdf 1093181 bytes

   amendedaudit.pdf 844861 bytes